CREATD, INC.

2050 Center Avenue Suite 640

Fort Lee, New Jersey 07024

April 20, 2021

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cara Wirth

Re:	Creatd, Inc.
Registration Statement on Form S-3 Filed November 25, 2020
File No. 333-250982

Dear Ms. Wirth:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Creatd, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement, as amended, be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Friday, April 23, 2021, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Creatd, Inc.

/s/ Jeremy Frommer
Jeremy Frommer
Chief Executive Officer